Exhibit 99.1

Form 51-102F6
STATEMENT OF EXECUTIVE COMPENSATION
(for the year ended June 30, 2023)

The following information is presented in accordance with Form 51-102F6 – Statement of Executive Compensation (the “Form”) and sets forth compensation of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2023. This Statement of Executive Compensation is dated for reference November 17, 2023.

All amounts represented in this Statement of Executive Compensation are in Canadian dollars unless stated otherwise.

General

The following terms when used in this Statement of Executive Compensation will have the following meanings:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to the Company’s NEOs.

During the financial year ended June 30, 2023, the Company had five (5) NEOs: Robert Mintak, CEO and Director; Kara Norman, Former CFO and current Chief Accounting Officer (“CAO”) and Corporate Secretary; Dr. Andy Robinson, President, Chief Operating Officer (“COO”) and Director; Steve Ross, Vice President, Resource Development; and Jason Tielker, Vice President, Project Delivery.

Elements of NEO Compensation

Compensation of NEOs is reviewed annually and recommended to the board of directors of the Company (each a “Director”, collectively the “Board”) for approval by the compensation committee (the “Compensation Committee”). The level and elements of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, expected time commitments, past performance and the availability of financial resources.

In the Compensation Committee’s view, there has previously been no need for the Company to design or implement a formal compensation program for NEOs.

Set forth below is a table that describes the elements of NEO compensation:

Element	Description	Objectives
Base salary	Base salary is determined through an analysis that considers the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.	To attract, retain and motivate NEOs.
Annual cash bonuses (Short Term Incentives)	Annual cash bonuses comprise a portion of variable compensation for NEOs and is designed to reward NEOs on an annual basis for achievement of business objectives and individual performance.	Recognize and pay for performance of NEOs and attract, retain and motivate NEOs.
Options, RSUs and DSUs (Long Term Incentives)	Equity compensation comprises a portion of variable compensation for NEOs and is designed to reward NEOs for achievement of business objectives and individual performance, as well as align NEO performance with those of Shareholders and the long-term objectives of the Company.	Recognize and compensate performance of NEOs, attract, retain and motivate NEOs, and align performance of NEOs with those of Shareholders and long-term objectives of Company.

Compensation Risk Considerations

The Compensation Committee takes a balanced approach by using both short-term and long-term incentives which are based on both business objectives and individual performance as discussed above. The Company’s compensation strategy identifies the maximum number of awards granted under the Company’s Option Plan and Incentive Plan (each, as defined below). This strategy achieves the objectives of aligning the interests of NEOs and Company shareholders (“Shareholders”) and attracting, motivating, and retaining NEOs who are instrumental to the Company’s success while limiting excessive risk taking.

The Company does not currently prohibit NEOs or Directors from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the NEO or Director. However, to the best of the Company’s knowledge, no NEO or Director of the Company has purchased such financial instruments.

Based on its review of the Company’s compensation policies and practices, the Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee will continue to review the Company’s compensation strategy, policies and practices on an annual basis to ensure that risk related to compensation of NEOs and Directors is mitigated.

Performance Graph

The following graph compares the percentage change in cumulative total Shareholder return for CDN$100 invested in the Company’s common shares (each, a “Common Share”) against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index for the five-year period beginning July 1, 2018.

The amounts in the graph above and chart below are as of July 1 and June 30, respectively, in each of the years 2018, 2019, 2020, 2021, 2022 and 2023.

Index	June 30, 2018 (CDN$)	June 30, 2019 (CDN$)	June 30, 2020 (CDN$)	June 30, 2021 (CDN$)	June 30, 2022 (CDN$)	June 30, 2023 (CDN$)
Standard Lithium Ltd.	100.00	81.82	90.91	462.73	500.00	545.45
S&P/TSX Composite Index	100.00	100.64	95.32	123.88	115.87	123.82
S&P/TSX Composite Metals and Mining Index	100.00	104.60	151.66	142.57	126.52	150.14

As shown in the graph above, during the fiscal year ended June 30, 2023, the Company Common Share price significantly outperformed both the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index. This trend has continued since June 30, 2021. The Company believes that its outperformance was largely due to the progress of the Company’s most advanced project – the Lanxess property project, a brownfield project developed in partnership with specialty chemicals company, LANXESS Corporation (“LANXESS”). The Company operates its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at LANXESS’ South plant in southern Arkansas. The demonstration plant technology selectively extracts lithium from brine that is a by-product of existing bromine production facilities run by LANXESS. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The Company is also advancing the resource development of over 27,000 acres of separate brine leases located in southwest Arkansas. Macroeconomic developments in North America and globally, as well as geopolitical tensions, have supported the development of domestic electric vehicle and battery production infrastructure, which the Company believes has also led to outperformance relative to the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index.

The trend in overall compensation paid to the Company’s NEOs over this time has not directly tracked to the performance of the Company’s Common Shares or the noted indices. Given the Company’s stage of development, the Company’s Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of Option (defined below) and Share Unit (defined below) awards is influenced by the Company’s Common Share price performance.

Share-Based and Option-Based Awards

The Company currently has two equity incentive plans: (i) a stock option plan (the “Option Plan”), and (ii) a long-term incentive plan (the “Incentive Plan”).

The Option Plan is designed to motivate NEOs and Directors by providing them with the opportunity, through stock options (each, an “Option”), to acquire an interest in the Company and benefit from the Company’s growth.

The Incentive Plan provides for the grant of rights to acquire any number of Common Shares (each, a “Share Unit”), from time to time that each represent the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions.

See “Option Plan” and “Incentive Plan” below for summaries of the equity incentive plans.

Other than the Option Plan and Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

As noted above, compensation of NEOs, including the award of Options and Share Units, is reviewed annually and recommended to the Board for approval by the Compensation Committee. The number of Options and Share Units is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources. The Compensation Committee takes into account the maximum number of awards available for grant under the Option Plan and Incentive Plan, in addition to previous grants, when considering new grants under any equity incentive plan.

Compensation Committee

The Compensation Committee reviews annually and recommends to the Board compensation for NEOs. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters.

The current members of the Compensation Committee are Robert Cross (Chair), Dr. Volker Berl, Claudia D’Orazio and Jeffrey Barber, all of whom are independent1 and all of whom have direct experience that is relevant to their responsibilities in executive compensation.

1 “Independent” means “independent” within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees.

Robert Cross (Chair)

Mr. Cross currently serves as the non-executive chair of the Company and is the chair of the Compensation Committee. Mr. Cross has more than 30 years of experience as a company founder, financier, and advisor in the mining and oil & gas sectors. Between 2004 and 2016 he was co-founder and Chair of Bankers Petroleum Ltd. From 2002 until 2007, he served as Chair of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chair and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and he received his MBA from Harvard Business School in 1987.

Dr. Volker Berl

Dr. Berl serves as an independent Director of the Company and is also a member of the Compensation Committee, the corporate governance and nominating committee and the audit committee (the “Audit Committee”). Dr. Berl is the founder, managing partner, and Chief Executive Officer of New Age Ventures. Early in his career, Dr. Berl was head of a Process Development Laboratory at BASF AG, Germany, teaming up to build the Fine Chemical Division’s pharmaceutical contract manufacturing business and overseeing the process development for some of BASF’s most important APIs. More recently, Dr. Berl was Vice President of Equity Research Pharmaceuticals for Deutsche Bank and Chief Technology Officer for the bioscience company Zymes LLC. Dr. Berl holds an MBA from Concordia University and completed a postdoctoral chemistry fellowship at Stanford University. Before earning his Ph.D. in Strasbourg, Dr. Berl finished a Masters in Chemical Engineering at the École Nationale Supérieure de Chimie, Polymères et Matériaux, in France.

Claudia D’Orazio

Ms. D’Orazio serves as an independent Director of the Company and is also a member of the Compensation Committee, the Audit Committee and the corporate governance and nominating committee. Ms. D’Orazio is also Vice President and Chief Human Resources and Technology Officer for Centerra Gold Inc. Ms. D’Orazio has over 30 years experience as a Senior Executive and has an extensive background in human resources, risk management, internal audit, information technology, supply chain management, integrations, treasury and finance. Ms. D’Orazio joined Centerra Gold Inc. in February 2020 as Vice President, Chief Human Resources Officer. Prior to joining Centerra, Claudia held several executive roles at Pembina Pipeline Corporation from 2006 to 2020 including, Corporate Controller, Vice President & Treasurer, Vice President Risk and Compliance and most recently, was Vice President Human Resources. Ms. D’Orazio holds a Bachelor of Commerce degree, specializing in Accounting & Management Information Systems from McGill University and has her CPA designation.

Jeffrey Barber

Mr. Barber serves as an independent Director of the Company and is also a member of the Compensation Committee and the chair of the Audit Committee. Mr. Barber has worked closely with various public company boards and executive teams to assist in capital markets initiatives and advise on go-public transactions, valuations and M&A mandates. Most recently, Mr. Barber was a co-founder and CFO of Hiku Brands until the company’s sale in 2018. From 2012 to 2016, Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary. Prior thereto, Mr. Barber spent many years covering the energy sector on investment banking and research teams at Canaccord Genuity Corp. and Raymond James Ltd. Mr. Barber began his career as an economist with Deloitte LLP. Mr. Barber is a CFA charter holder and holds a Masters in Finance and Economics from the University of Alberta.

Compensation Consultant

During the year ended June 30, 2023, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent third party, to review and evaluate compensation paid to the Company’s Board, CEO, COO and President, CFO and key senior manager roles. The Compensation Committee and senior management reviewed Lane Caputo’s findings and recommendations and took such findings and recommendations into consideration in determining compensation. During the year ended June 30, 2023, the Company paid Lane Caputo an aggregate fee of $33,000 for the services noted above.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to each NEO:

Table of Compensation

Name and position	Year(2)	Salary (CDN$)	Share- based awards (CDN$)	Option-based awards (CDN$)	Non-equity incentive plan compensation (CDN$)		Pension value (CDN$)	All other compensation (CDN$)	Total compensation (CDN$)
					Annual incentive plans	Long-term incentive plans
Robert Mintak CEO and Director	2023 2022 2021	556,641(3) 454,317(3) 350,000	Nil Nil Nil	1,207,955(10) Nil 678,728(8)	400,000(4) 400,000(5) 100,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,164,596 854,317 1,128,728
Kara Norman Former CFO (current CAO) and Corporate Secretary	2023 2022 2021	347,901(3) 255,428(3) 138,158	Nil Nil Nil	690,260(10) Nil 678,728(8)	250,000(4) 178,200(5) 25,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,288,161 433,628 841,886
Dr. Andrew Robinson President, COO and Director	2023 2022 2021	556,641(3) 454,321(3) 350,004	Nil Nil Nil	1,207,955(10) Nil 678,728(8)	400,000(4) 400,000(5) 100,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,164,596 854,321 1,128,732
Stephen Ross Vice President, Resource Development	2023 2022 2021	454,900 359,288 335,147	Nil Nil Nil	345,130(10) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	800,030 359,288 335,147
Jason Tielker Vice President, Project Delivery(7)	2023 2022	495,200 313,800	Nil Nil	690,260(10) 970,808(9)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	1,185,460 1,284,608

Notes:

1.	This table does not include amounts paid as reimbursement for expenses.
2.	Year ended June 30.
3.	Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and paid to NEOs in Canadian dollars based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.
4.	Cash bonus earned for fiscal year ended June 30, 2023 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in October 2023.
5.	Cash bonus earned for calendar year ended December 31, 2021 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in April 2022.
6.	Cash bonus earned for calendar year ended December 31, 2020 in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in February 2021.
7.	Mr. Jason Tielker joined the Company on October 1, 2021.
8.	On January 18, 2021, the Company granted 200,000 Options at an exercise price of CDN$3.39 each to Mr. Mintak, Mr. Robinson and Ms. Norman. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 147% volatility; 0.35% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on January 18, 2026. The Options vested at grant.
9.	On February 14, 2022, the Company granted 250,000 Options at an exercise price of CDN$7.55 to Mr. Tielker. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3 year expected life; 78% volatility; 1.60% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on February 14, 2025. The Options vest as follows: 1/4 on date of grant, 1/4 after three months; 1/4 after six months; and 1/4 after nine months.
10.	On April 11, 2023, the Company granted 350,000 Options at an exercise of CDN$5.08 each to Mr. Mintak and Mr. Robinson, 200,000 Options at an exercise price of CDN$5.08 to Ms. Norman and Mr. Tielker and 100,000 Options at an exercise price of CDN$5.08 to Mr. Ross. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 84% volatility; 3.14% risk free interest rate; and a nil% dividend rate. Each Option entitles to holder to one Common Share upon the exercise or release and expire on April 11, 2028. The Options vested at grant.

Incentive Plan Awards – NEOs

The following table sets forth information concerning all compensation securities granted or issued by the Company to each NEO during the most recently completed financial year:

Compensation Securities

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)(2)	Date of issue or grant	Issue, conversion or exercise price (CDN$)	Closing price of security or underlying security on date of grant (CDN$)	Closing price of security or underlying security at year end (CDN$)(3)	Expiry Date
Robert Mintak CEO and Director	Options DSUs	350,000 (4.28%) 633,071 (31.80%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Kara Norman Former CFO (current CAO) and Corporate Secretary	Options DSUs	200,000 (2.45%) 300,669 (15.10%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Dr. Andrew Robinson President, COO and Director	Options DSUs	350,000 (4.28%) 633,071 (31.80%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Stephen Ross Vice President, Resource Development	Options	100,000 (1.22%)	Apr 11, 2023	$5.08	$5.08	$5.95	Apr 11, 2028
Jason Tielker Vice President, Project Delivery	Options	200,000 (2.45%)	Apr 11, 2023	$5.08	$5.08	$5.95	Apr 11, 2028

Notes:

1.	Option percentages are based on 8,170,000 Options outstanding as at June 30, 2023.
2.	DSU percentages are based on 1,991,004 DSUs outstanding as at June 30, 2023.
3.	Year ended June 30, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following provides a summary of equity incentive plan awards outstanding for each NEO as of June 30, 2023:

	Option-based awards				Share-based awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money Options(1) (CDN$)	Number of Common Shares or Share Units that have not vested	Market or payout value of share- based awards that have not vested(2) (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Robert Mintak CEO and Director	350,000 200,000 450,000	$5.08 $3.39 $1.40	Apr 11, 2028 Jan 18, 2026 Sep 4, 2023	304,500 512,000 2,047,500	633,071	3,766,772	Nil
Kara Norman Former CFO (current CAO) and Corporate Secretary	200,000 200,000	$5.08 $3.39	Apr 11, 2028 Jan 18, 2026	174,000 512,000	300,669	1,788,980	Nil
Dr. Andrew Robinson President, COO and Director	350,000 200,000 450,000	$5.08 $3.39 $1.40	Apr 11, 2028 Jan 18, 2026 Sep 4, 2023	304,500 512,000 2,047,500	633,071	3,766,772	Nil
Stephen Ross Vice President, Resource Development	100,000	$5.08	Apr 11, 2028	87,000	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery	200,000 250,000	$5.08 $7.55	Apr 11, 2028 Feb 14, 2025	174,000 Nil	Nil	Nil	Nil

Notes:

1.	The value of Options is based on the difference between the closing price of Common Shares on June 30, 2023 of $5.95 and the exercise price of the Options.
2.	The value of the DSUs is based on the closing price of Common Shares on June 30, 2023 of $5.95.

Incentive Plan Awards – Value Vested or Earned During the Year

The following provides a summary of the value of all incentive plan awards that vested for each NEO during the year ended June 30, 2023:

Name and position	Option-based awards – Value vested during the year (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Robert Mintak CEO and Director	Nil	Nil	Nil
Kara Norman Former CFO (current CAO) and Corporate Secretary	Nil	Nil	Nil
Dr. Andrew Robinson President, COO and Director	Nil	Nil	Nil
Stephen Ross Vice President, Resource Development	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery	Nil	Nil	Nil

The following provides information relating to amounts received upon the exercise of Options for each NEO during the year ended June 30, 2023:

Name and position	Number of Options exercised	Option exercise price (CDN$)	Common Share price on exercise date (CDN$)	Value realized on exercise (CDN$)
Robert Mintak CEO and Director	1,100,000	$0.76	$5.55	5,269,000
Kara Norman Former CFO (current CAO) and Corporate Secretary	100,000 350,000	$2.10 $0.76	$6.25 $5.68	415,000 1,722,000
Dr. Andrew Robinson President, COO and Director	1,100,000	$0.76	$5.25	4,939,000
Stephen Ross Vice President, Resource Development	50,000 200,000	$2.10 $0.75	$5.80 $4.79	185,000 808,000
Jason Tielker Vice President, Project Delivery	Nil	N/A	N/A	N/A

Option Plan

The Company has adopted the Option Plan pursuant to which the Board or a special committee of the Directors appointed from time to time by the Board may grant Options to purchase Common Shares of the Company by directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries.

Subject to the provisions of the Option Plan, the Board shall have authority to construe and interpret the Option Plan and all option agreements entered into thereunder, to define the terms used in the Option Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Option Plan and to make all other determinations necessary or advisable for the administration of the Option Plan.

The purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

The aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other security-based compensation arrangements of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, subject to the following additional limitations:

a)	the aggregate number of Options granted to any one person under the Option Plan within a twelve (12) month period, together with all other security-based compensation arrangements of the Company, must not exceed five percent (5%) of the then outstanding number of Common Shares, in the aggregate (on a non-diluted basis);

b)	Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries);

c)	Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares in any twelve (12) month period to any persons employed to provide investor relations activities;

d)	Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the Options vesting in any three (3) month period; and

e)	the number of Common Shares subject to an Option grant to any directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (such persons hereinafter collectively referred to as “Participants”) shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the TSX Venture Exchange (the “Exchange”).

If any Option granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan.

Options may be granted to the Participants exercisable at a price determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The Directors of the Company may, by resolution, determine the time period during which any Option may be exercised, provided that this time period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years. Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist. Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the option period.

In the event of a Participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the Participant as a director, officer or employee of the Company or the termination by the Company of the employment of the Participant, such Participant may exercise their Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board. In the event of the death of a Participant, the Option previously granted to them shall be exercisable only within the one (1) year after such death and then only: (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and (ii) if and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.

Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of Options granted under the Option Plan.

There are presently 9,820,000 Options outstanding under the Option Plan, 5,750,000 of which are held directly and indirectly by NEOs or Directors of the Company.

Incentive Plan

The Incentive Plan provides for the issue of Common Shares to Participants (as defined in the Incentive Plan) for the purpose of advancing the interests of the Company through the motivation, attraction, and retention of officers, employees, consultants, and directors of the Company and its affiliates and to secure for the Company and its Shareholders the benefits inherent in the ownership of Common Shares by key officers, employees, consultants, and directors of the Company and its affiliates; it being recognized generally that equity incentive plans aid in attracting, retaining, and encouraging officers, employees, consultants and directors due to the opportunity offered to them, to acquire a proprietary interest in the Company.

The Incentive Plan is administered by the Board or a committee of the Board (the “Committee”), and the Committee has full authority to administer the Incentive Plan including the authority to interpret and construe any provision of the Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Incentive Plan.

Under the Incentive Plan, eligible Participants will be granted Share Units to acquire any number of Common Shares, from time to time that each Share Unit represents the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions. A Share Unit which is only subject to a time-based restricted period, shall be referred to as a “RSU”, a Share Unit of which the issuance of the underlying Common Share is subject to any performance condition shall be referred to as a “PSU”, and a Share Unit of which the issuance of the underlying Common Share is subject to the occurrence of a Termination or Retirement event (as defined in the Incentive Plan), shall be referred to as a “DSU”. The Committee shall have the discretion to grant PSUs which allow for the holder thereof receiving a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. RSUs, PSUs and DSUs are the only Share Units permitted to be issued under the Incentive Plan.

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code may elect to defer receipt of all or any part of their RSUs until a deferred payment date if they elect to do so by written notice to the Company no later than sixty (60) days prior to the expiry of the applicable restricted period.

The aggregate maximum number of Common Shares available for issuance from treasury under the Incentive Plan shall not exceed ten percent (10%) of the outstanding Common Shares as of the date of any grant of share-based compensation unit when combined with any other security-based compensation arrangements of the Company in place at the time.

The maximum number of Common Shares issuable to Insiders (as defined in the Incentive Plan), at any time, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company, is ten percent (10%) of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any one-year period, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company is ten percent (10%) of the total number of Common Shares then outstanding.

So long as the Company is subject to Exchange requirements, no Share Units may be issued to anyone engaged to perform Investor Relations Activities (as defined in the Incentive Plan) for the Company and in no event can an issuance of Share Units, when combined with any grants made pursuant to any other share-based compensation arrangements, result in:

a)	any one person in a twelve (12) months period being granted such number of share-based compensation awards equaling or exceeding five percent (5%) of the issued Common Shares, calculated on the date a share-based compensation award is granted to the person (unless the Company has obtained the requisite disinterested shareholder approval); and

b)	any one consultant in a twelve (12) months period being granted such number of share-based compensation awards equaling or exceeding two percent (2%) of the issued Common Shares, calculated at the date the share-based compensation award is granted to the consultant.

The maximum term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.

In the event of:

a)	the death of a Participant, any Share Units held by such Participant will vest on the date of death of such Participant and the Common Shares represented by the Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter; and

b)	the disability of a Participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability.

In the event of (i) a Change of Control (as defined under the Incentive Plan), and (ii) the participant being subject to a Triggering Event (as such term is defined under the Incentive Plan), then all Share Units held by such Participant shall immediately vest on the date of such Triggering Event notwithstanding the restricted period.

There are presently 1,991,004 Share Units outstanding under the Incentive Plan.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by Directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or Directors of the Company, or that provide for payments to a NEO or Director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or Director’s responsibilities, other than as follows:

•	The Company entered into an employment agreement effective January 1, 2023 with Andrew Robinson (“Robinson”), a Director, President and COO of the Company (the “Robinson Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Green Core Consulting Ltd., a company controlled by Robinson. Under the Robinson Agreement, Mr. Robinson is entitled to a salary of USD$400,000 per year. The Robinson Agreement includes confidentiality and non-competition provisions. The Robinson Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Robinson Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement effective January 1, 2023 with Robert Mintak (“Mintak”), a Director and CEO of the Company (the “Mintak Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Mintak. Under the Mintak Agreement, Mr. Mintak is entitled to a salary of USD$400,000 per year. The Mintak Agreement includes confidentiality and non-competition provisions. The Mintak Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Mintak Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the voting rights attached to all outstanding equity securities.

•	The Company entered into an employment agreement effective January 1, 2023 with Kara Norman (“Norman”), the former CFO and current CAO of the Company (the “Norman Agreement”), which supersedes the previous consulting agreement dated July 1, 2020 with Norman. Under the Norman Agreement, Ms. Norman is entitled to a salary of USD$250,000 per year. The Norman Agreement includes confidentiality and non-competition provisions. The Norman Agreement also includes a “Change of Control” clause, as detailed below, with a caveat that a change of control with respect to the Norman Agreement occurs when any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment, or understanding shall acquire or hold, directly or indirectly, 30% or more of the voting rights attached to all outstanding equity securities.

•	The Company entered into a consulting agreement dated July 1, 2020 with Anthony Alvaro, a Director of the Company (the “Alvaro Agreement”, and together with the Robinson Agreement, the Mintak Agreement and the Norman Agreement, the “Agreements”). Under the Alvaro Agreement, as amended, Mr. Alvaro is entitled to fees of CDN$250,000 per year. The Alvaro Agreement includes confidentiality and conflict of interest provisions. The Alvaro Agreement also includes a “Change of Control” clause as detailed below.

•	The Company entered into a consulting agreement dated October 1, 2021 with 1104604 BC Ltd., a company controlled by Stephen Ross, Vice President, Resource Development of the Company (the “Ross Agreement”). Under the Ross Agreement, Mr. Ross is entitled to consulting fees of CDN$200 per hour. The Ross Agreement includes confidentiality provisions.

•	The Company entered into a consulting agreement dated January 29, 2018 with 1104602 BC Ltd., a company controlled by Jason Tielker, Vice President, Project Delivery of the Company (the “Tielker Agreement”). Under the Tielker Agreement, Mr. Tielker is entitled to consulting fees of CDN$200 per hour. The Tielker Agreement includes confidentiality provisions.

The “Change of Control” clause can be triggered should certain events occur as follows:

a)	A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the Directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

b)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the Directors of the Company; or

d)	If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

If the Company terminates the Agreements without Just Cause (as defined in the Agreements) or the Director or NEO terminates for Good Reason (as defined in the Agreements), in the twelve (12) month period following a Change of Control, the Company shall provide the Directors or NEOs an amount equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.

If the Company terminates the Agreements without Just Cause (as defined in the Agreements), the Company shall provide the Directors or NEOs with working notice, payment in lieu of working notice or a combination of the two equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.

Termination and Change of Control Benefits

The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or previously acted as an NEO or Director in connection with or related to the retirement, termination or resignation of such person. The Company has not provided any compensation to such persons as a result of a Change of Control of the Company.

The following table shows the estimated payments that would be payable under the Agreements in the event of a Change of Control or if the Company terminates the Agreements other than for Just Cause (as defined in the Agreements) on June 30, 2023:

Estimated payments for “Change of Control” or termination other than for Just Cause or Good Reason (as defined in the Agreements)
Name and position	Base Salary(1) (CDN$)	Bonus(2) (CDN$)	Share-based awards (CDN$)	Option-based awards(3) (CDN$)	Total (CDN$)
Robert Mintak CEO and Director	800,000(4)	800,000	Nil	Nil	1,600,000
Kara Norman Former CFO (current CAO) and Corporate Secretary	500,000(4)	500,000	Nil	Nil	1,000,000
Dr. Andrew Robinson President, COO and Director	800,000(4)	800,000	Nil	Nil	1,600,000
Anthony Alvaro Director	500,000	Nil	Nil	Nil	500,000
Stephen Ross Vice President, Resource Development	Nil	Nil	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery	Nil	Nil	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Nil	Nil	Nil	Nil	Nil
Jeffrey Barber Director	Nil	Nil	Nil	Nil	Nil
Dr. Volker Berl Director	Nil	Nil	Nil	Nil	Nil
Claudia D’Orazio(5) Director	Nil	Nil	Nil	Nil	Nil
Anca Rusu(6) Director	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Based on base salary received for the years ended June 30, 2023 and 2022.
2.	Based on bonuses awarded during the years ended June 30, 2023 and 2022.
3.	The value of Options is based on the difference between the closing price of Common Shares on June 30, 2023 of $5.95 and the exercise price of the Options. In accordance with the Option Plan, individuals will have 30 days from termination to exercise Options.
4.	Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and estimated change of control payments would be paid to NEOs in Canadian dollar equivalents based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.
5.	Claudia D’Orazio joined the Board on January 17, 2023.
6.	Anca Rusu joined the Board on January 17, 2023.

Director Compensation

The following table provides a summary of compensation paid, directly or indirectly, for the most recently completed financial year to each Director who is not also an NEO:

Table of Compensation
Name	Fees earned (CDN$)	Share-based awards (CDN$)	Option-based awards (CDN$)(5)	Non-equity incentive plan compensation (CDN$)	Pension value (CDN$)	All other compensation (CDN$)	Total compensation (CDN$)
Anthony Alvaro Director	$250,000(1)	962,000	1,035,390	Nil	Nil	Nil	2,247,390
Jeffrey Barber Director	135,328(4)	352,400	1,035,390	Nil	Nil	Nil	1,523,118
Robert Cross Non-Executive Chair	134,219(4)	402,400	1,035,390	Nil	Nil	Nil	1,572,009
Dr. Volker Berl Director	100,852(4)	238,100	1,035,390	Nil	Nil	Nil	1,374,342
Claudia D’Orazio(2)	50,543(4)	100,000	1,035,390	Nil	Nil	Nil	1,185,933
Anca Rusu(3)	50,543(4)	100,000	1,035,390	Nil	Nil	Nil	1,185,933

Notes:

1.	See Alvaro Agreement. Mr. Alvaro is compensated for consulting services to the Board and senior management of the Company.
2.	Claudia D’Orazio joined the Board on January 17, 2023.
3.	Anca Rusu joined the Board on January 17, 2023.
4.	Fees earned in connection with the performance of duties on the Board. As of January 1, 2021, Directors were compensated at a rate of CDN$75,000 per year. Effective January 1, 2022, the rate was updated to US$75,000, plus an additional US$25,000 for Directors who held the position of chair of any committee. Maximum payment in fees to any Director is USD$100,000.
5.	On April 11, 2023, the Company granted 300,000 Options at an exercise price of CDN$5.08 each to the Directors of the Company. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 84% volatility; 3.14% risk free interest rate; and a nil% dividend rate. Each Option entitles to holder to one Common Share upon the exercise or release and expire on April 11, 2028. The Options vested at grant.

Compensation of Directors is reviewed annually by the Board. The level of compensation for Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.

In the Board’s view, there has been no need for the Company to design or implement a formal compensation program for Directors. While the Board considers Option grants to Directors under the Option Plan from time to time, and grants of Share Units under the Incentive Plan, the Board does not employ a prescribed methodology when determining the grant or allocation of Options or Share Units. Other than the Option Plan and the Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for Directors.

Incentive Plan Awards – Directors

The following table sets forth information concerning all compensation securities granted or issued by the Company to each Director during the most recently completed financial year:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)(2)	Date of issue or grant	Issue, conversion or exercise price (CDN$)	Closing price of security or underlying security on date of grant (CDN$)	Closing price of security or underlying security at year end (CDN$)(3)	Expiry Date
Anthony Alvaro Director	Options(4) DSUs	300,000 (3.67%) 189,370 (9.51%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Jeffrey Barber Director	Options(4) DSUs	300,000 (3.67%) 69,370 (3.48%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Robert Cross Non-Executive Chair	Options(4) DSUs	300,000 (3.67%) 79,213 (3.98%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Dr. Volker Berl Director	Options(4) DSUs	300,000 (3.67%) 46,870 (2.35%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Claudia D’Orazio Director	Options(4) DSUs	300,000 (3.67%) 19,685 (0.99%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A
Anca Rusu Director	Options(4) DSUs	300,000 (3.67%) 19,685 (0.99%)	Apr 11, 2023 Apr 11, 2023	$5.08 N/A	$5.08	$5.95	Apr 11, 2028 N/A

Notes:

1.	Option percentages are based on 8,170,000 Options outstanding as at June 30, 2023.
2.	DSU percentages are based on 1,991,004 DSUs outstanding as at June 30, 2023.
3.	Year ended June 30, 2023.
4.	These Options vested and became exercisable by the optionee immediately upon being issued.

Outstanding Share-Based Awards and Option-Based Awards

The following provides a summary of equity incentive plan awards outstanding for each Director as of June 30, 2023:

	Option-Based Awards				Share-Based Awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money Options(1) (CDN$)	Number of Common Shares or Share Units that have not vested	Market or payout value of share- based awards that have not vested(2) (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Anthony Alvaro Director	300,000 200,000 450,000	$5.08 $3.39 $1.40	Apr 11, 2028 Jan 18, 2026 Sep 4, 2023	$261,000 $512,000 $2,047,500	189,370	$1,126,751	Nil
Jeffrey Barber Director	300,000 200,000	$5.08 $3.39	Apr 11, 2028 Jan 18, 2026	$261,000 $512,000	69,370	$412,751	Nil
Robert Cross Non-Executive Chair	300,000 200,000	$5.08 $3.39	Apr 11, 2028 Jan 18, 2026	$261,000 $512,000	79,213	$471,317	Nil
Dr. Volker Berl Director	300,000 200,000	$5.08 $6.08	Apr 11, 2028 Jul 20, 2026	$261,000 Nil	46,870	$278,876	Nil
Claudia D’Orazio Director	300,000	$5.08	Apr 11, 2028	$261,000	19,685	$117,125	Nil
Anca Rusu Director	300,000	$5.08	Apr 11, 2028	$261,000	19,685	$117,125	Nil

Notes:

1.	The value of Options is based on the difference between the closing price of Common Shares on June 30, 2023 of $5.95 and the exercise price of the Options.
2.	The value of the DSUs is based on the closing price of Common Shares on June 30, 2023 of $5.95.

Incentive Plan Awards – Value Vested or Earned During the Year

The following provides a summary of the value of all incentive plan awards that vested for each Director during the year ended June 30, 2023:

Name and position	Option-based awards – Value vested during the year(1) (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Anthony Alvaro Director	Nil	Nil	Nil
Jeffrey Barber Director	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Nil	Nil	Nil
Dr. Volker Berl Director	Nil	Nil	Nil
Claudia D’Orazio Director	Nil	Nil	Nil
Anca Rusu Director	Nil	Nil	Nil

Notes:

1.	This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Common Shares on the date of vesting and the exercise price of the Options.

The following provides information relating to amounts received upon the exercise of Options for each Director during the year ended June 30, 2023:

Name and position	Number of Options exercised	Option exercise price (CDN$)	Share price on exercise date (CDN$)	Value realized on exercise (CDN$)
Anthony Alvaro Director	1,100,000	$0.76	$5.68	$5,412,000
Jeffrey Barber Director	300,000	$0.76	$5.25	$1,347,000
Robert Cross Non-Executive Chair	400,000 100,000 100,000 350,000	$0.76 $0.76 $1.40 $1.40	$5.14 $5.50 $5.50 $5.25	$1,752,000 $474,000 $410,000 $1,347,500
Dr. Volker Berl Director	Nil	Nil	Nil	Nil
Claudia D’Orazio Director	Nil	Nil	Nil	Nil
Anca Rusu Director	Nil	Nil	Nil	Nil